Fresenius Medical Care AG
Else-Kröner Strasse 1
61352 Bad Homburg
Germany
January 3, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549
Attention: Jeffrey P. Riedler, Esq., Assistant Director

Re:	Fresenius Medical Care Aktiengesellschaft Fresenius Medical Care AG & Co. KGaA Registration Statement on Form F-4 Registration No. 333-128899
Gentlemen:
     On behalf of each of the undersigned registrants, request is hereby made that the effective date of the above-captioned Registration Statement be accelerated so that it will become effective on January 4, 2006 at Noon, Eastern Time, or as soon thereafter as may be practicable.
     In connection with our submission of this request, we acknowledge that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the undersigned companies may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     This request supersedes our prior request that the Registration Statement be declared effective on January 4, 2006, at 10:00 am, which prior request is hereby withdrawn.

Securities and Exchange Commission
January 3, 2006

Very truly yours,

FRESENIUS MEDICAL CARE
AKTIENGESELLSCHAFT

By:	/s/ Ben Lipps

Dr. Ben Lipps
Chairman of the Management Board and
Authorized Representative in the United States

By:	/s/ Rainer Runte

Dr. Rainer Runte
Member of the Management Board

FRESENIUS MEDICAL CARE MANAGEMENT AG, as general partner of Fresenius Medical Care AG & Co. KGaA, a partnership limited by shares to be created upon the transformation of legal form of Fresenius Medical Care AG

By:	/s/ Lawrence Rosen

Lawrence Rosen
Member of the Management Board and Authorized
Representative in the United States